November 19, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Frank Knapp
Jennifer Monick
Ronald (Ron) E. Alper
Brigitte Lippmann

Re:	Translational Development Acquisition Corp.
Registration Statement on Form S-1
Filed October 22, 2024
File No. 333-282763

Ladies and Gentlemen:

On behalf of our client, Translational Development Acquisition Corp. (the “Company,” “we,” “our” or “us”), we are responding to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in your letter dated November 5, 2024 (the “Comment Letter”), with respect to the above-captioned Registration Statement on Form S-1 (the “Registration Statement”).

For your convenience, each of the Staff’s comments contained in the Comment Letter is duplicated below in bold and is followed by the Company’s response.

All references in this letter to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers in the Registration Statement on Form S-1 publicly filed with the Commission on November 20, 2024 (the “Registration Statement”), unless otherwise noted. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Registration Statement.

November 19, 2024

Registration Statement on Form S-1 filed October 22, 2024

Cover Page

1.	We note your response to prior comment 2. Please also describe the private placement warrants issuance to your sponsor and the price paid for the private placement warrants where you discuss material dilution to your public shareholders.

Response: We have revised the prospectus cover page of the Registration Statement.

General

2.	We note your response to prior comment 11. We are considering your response and may have further comment.

Response: We have revised the disclosure in the Registration Statement on the cover page and pages 15, 150 and 164.

3.	We note your disclosure regarding the assignment and novation agreement pursuant to which Stone Capital Partners LLC's rights, obligations and liabilities under the previous subscription agreement were transferred to and assumed by TDAC Partners LLC and TDAC Partners LLC became your current sponsor. We also note that Michael B. Hoffman is the managing member and owns 100% of the economic interests in both entities. Please disclose the purpose of the assignment and novation agreement.

Response: We have revised the disclosure in the Registration Statement on pages 1, 21, 24, 69, 163 and 168.

* * *

November 19, 2024

Thank you for your attention to this response. If you have any questions related to this letter, please contact the undersigned at (212) 503-9812.

Very truly yours,

/s/ William N. Haddad
William N. Haddad
Venable LLP

cc:	Michael B. Hoffman, Translational Development Acquisition Corp.
Avanindra C. Das, Translational Development Acquisition Corp.
Arif Soto, Venable LLP
Mitchell S. Nussbaum, Loeb & Loeb LLP
David J. Levine, Loeb & Loeb LLP